Filed by CVS Corporation
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

 Well-positioned Leader in a Growing Industry

 Tom Ryan
 Chairman, President, and CEO
 March 13, 2007

 Safe Harbor Statement

During this presentation, we will make certain forward looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. For these statements, we claim the protection of the Safe Harbor for forward-looking statements claimed in the Private Securities Litigation Reform
Act of 1995. We strongly recommend that you become familiar with the specific risks and uncertainties that we have outlined for you under the caption
Cautionary Statement Concerning Forward-looking Statements in our annual report on Form 10-K for the 2006 fiscal year ending December 30, 2006 and in the joint proxy statement and prospectus filed with the SEC in connection with our planned merger with Caremark Rx, Inc.

 Agenda

o        CVS Leadership

o        Industry Trends and the CVS Advantage

o        Drivers of Growth and Profitability

o        CVS/Caremark Merger

CVS: Leading the
Pharmacy Industry

o        #1 in Store Count ... 6,200 Stores

o        #1 in Pharmacy Sales ... $31 Billion in 2006

o        #1 in Sales Per Retail Square Foot ... $785

o        #1 Retail-based Health Provider ... MinuteClinic

o        #1 Retail Loyalty Program ... ExtraCare

o        #4 Full-service PBM ... PharmaCare

Industry Trends
Driving Profitability

Aging U.S.      o       65+ population will increase 36% to 55mm from 2010-2020
Population      o       65+ fill >25 scripts per year, 30% more than those 55-64

Specialty       o       Fastest growing pharmacy sector
Pharmaceuticals 0       New biotech drugs to treat complex illnesses

Generic Drug    o       $50BB in branded drug sales expected to lose patent
Conversions     o       protection over next 5 years

                o       Rolled out by federal government in 2006, has led to
Medicare Part D         increased utilization of prescription drugs
                        Helping retail and PBM

The CVS Advantage

o        Market Leadership, Filling 16% of U.S. Retail Prescriptions

o        Convenient Locations and Hours; Shopper-friendly stores

o        Focus on Health, Beauty and Exclusive Products

o        MinuteClinic - Pioneer and Leader in U.S. Retail Health Clinics

o        Rapidly Integrating and Growing Former Sav-on/Osco Stores.

o        Continued Turnaround of Former Eckerd Stores.

o        Organic Growth in New and Existing Markets

Financial Performance Highlights

Dollars millions,
except per share figure

                  2003     2006     CAGR     2007E
                  ----     ----     ----     -----
Total sales       $26,588  $43,814  +18.1%  +13 to 15%

Same store sales  +5.8%    +8.2%            +6 to 8%

       Pharmacy   +8.1%    +9.1%

       Front-end  +1.2%    +6.2%

Operating Profit  1,424    2,401    +19.0%

Diluted EPS       1.03     1.56     +14.8%  +20 to 24%

2003 includes one extra week in the fiscal year (53 weeks vs. a normal 52 weeks). 2006 includes the impact of our acquisition of the former Sav-on/Osco stores. It also excludes a non-recurring tax gain of $.1 and the positive impact of the adoption of SAB 108 of $.3.

CVS Rx Market Share Increasing
Acquisitions and Organic Growth are the Key

o   CVS retail market share has increased from 10.7% in 2002 to 16.0% in 2006.

                       2003     2004     2005     2006
                       ----     ----     ----     ----
 All Chain Stores       1.5%     1.4%     6.5%    10.7%

 CVS Total Scripts      5.4%     19.6%   13.5%    19.4%

Notes:
1. CVS 2004 adjusted to reflect 04 Acquired Stores for a full year
2. CVS 2006 adjusted to reflect 06 Acquired Stores for a full year
Source: IMS Health

CVS Commands Leadership in Top
U.S. Drugstore Markets

Market Rank     Market            CVS Rank

1              New York               #1
2              Los Angeles            #1
3              Chicago                #2
4              Philadelphia           #1
5              Detroit                #1
6              Miami-Ft. Lauderdale   #2
7              Boston                 #1
8              Dallas-Ft. Worth       #2
9              Houston                #2
10             Cleveland              #2

Source:  Chain Drug Review, October 2006

Enhancing our Share in
High-Growth Markets

New and Acquired Stores 2004-2006

2,411

77% of New Store Openings Have Been in Large and High-growth Markets

1,863

o    Providing CVSeasy Access Across the Chain:

     o    >60% of Stores Are Freestanding

     o    55% of Stores Have Drive-thrus

     o    65% of Stores Are 24- or Extended-hour

Front End Focus: Health,
Beauty and Exclusive Products

  Customers Love Choice, Quality and Value of Health and Beauty Offerings

+ CVS Brand and Exclusive Products Are 14% of Front-store Sales

     o    Goal of 18% to 20% Over Next Three to Five Years

+ ExtraCare Loyalty Care Program

= FS Comps That Lead the Industry

 2004   2005    2006
 2.3%   5.5%    6.2%

MinuteClinic Broadens CVS Role in Healthcare



- Provides Customers With Convenient, Cost-effective, and High-quality Healthcare in a Retail Setting.
- 155 Clinics Across 19 States – Most in Nation…
  750K Patient Visits to Date
- Plan to Open ~300 in 2007.
- Well Over 2,500 CVS/pharmacy Stores Slated to Have Clinic Over the Long-term
- 25% of MinuteClinic Patients Are New CVS/pharmacy Customers
- Only JAHCO-Approved…Accept Most Third Party Plans

12

CVS|Corporation

 The CVS/Caremark Merger is in the Best Interest of Shareholders

CVS/Caremark Merger
Enhances Shareholder Value

o    "Best and Final Offer

o    1.67 shares CVS/Caremark stock for each share of CMX

o    $7.50 special dividend to CMX shareholders of record

o    Accretive repurchase of 150 million shares at $35

                                2008E                 2009E
                                -----                 -----
 Free Cash Flow              $3.0 Billion +       $3.5 Billion +
 Diluted EPS Accretion        $.8 to $.10          $.14 to $.18

CVS/Caremark Merger
Enhances Shareholder Value

                    o   Uniquely positioned to capitalize on trends and better
                        serve customers
                    o   Will enable creation of differentiated services
Strategic Benefits
                    o   More effective cost management for payors
                    o   More access to information and choice for consumers

                    o   $500 M in cost synergies, integration planning underway
 Financial Benefits
                    o   $800 M to $1 B in revenue synergies

                    o   Clients overwhelmingly positive
                    o   Differentiated services will be compelling to payors
Business
Opportunity         o   Unmatched in-store services will increase consumer
                        loyalty
                    o   March close creates opportunity for 2007 selling season

CVS/Caremark Merger
Enhances Shareholder Value

                    o   Substantial FCF will enable flexibility for investments
                        in existing business, strategic opportunities, dividends
                        and share repurchases
Financial
Flexibility         o   Solid investment grade credit rating

                    0   Proven track-records with large scale acquisition
                        integration
Management
Teams               o   History of exceeding stated synergies
                    o   Visionary leadership

                    o   1.67 shares CVS/Caremark stock for each share of CMX
Shareholder
Benefits            o   $7.50 special dividend to CMX shareholders of record
                    o   Accretive repurchase of 150 million shares at $35

                    o   Received necessary regulatory approvals from FTC & SEC
Certainty of
Completion          o   Shareholder votes this week

Near-Term Revenue Opportunities Unique to CVS/Caremark Combination



- Incremental opportunities of $800 M to $1 B in 2008
  - Half from PBM, half from retail
- Revenue estimates based on market research and PharmaCare-CVS experience
- Revenue synergy examples:
  - Improved access/services for PBM specialty participants
  - Retail to mail conversion (including in-store pick up)
  - Front store offers for PBM participants (also on-line and mail)
  - Improved generic substitution & benefit design compliance
  - Integrated offering leading to higher PBM sales
  - Ability to market PBM consumer products in CVS stores
  - Disease management programs with face-to-face interaction

CVS/CAREMARK

17

CVS/Caremark Merger is in the Best Interests of Shareholders

o    Immediate and concrete financial benefits

o    March 2007 close

o    Significant strategic benefits

o    Clients supportive

o    Proven management teams

CVS/Caremark Merger

ESRX Proposal

o    Highly conditional offer

o    Financial benefits suspect

o    Uncertain timing

o    Lacks strategic rationale

o    Client attrition

o    CMX would be 20x the largest integration ESRX has ever done

CVS: Well-positioned Leader
in a Growing Industry

o    Core Business is Thriving

     o    Gaining Share in Front Store and Pharmacy

     o    Organic Growth

     o    Continued Eckerd Turnaround

o    Sav-on/Osco Integration Complete ... Opportunity Ahead

o    MinuteClinic Rollout Broadens Healthcare Role

o    Retail/PBM Model a Winning Formula

 Well-positioned Leader in a Growing Industry

 Tom Ryan
 Chairman, President, and CEO
 March 13, 2007

Certain Information Regarding the Tender Offer After Closing of the Merger

The information in this document describing CVS’ planned tender offer following closing of the CVS/Caremark merger is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CVS/Caremark’s common stock in the tender offer. The tender offer will be made only pursuant to the Offer to Purchase and the related materials that CVS/Caremark will distribute to its shareholders and only if the CVS/Caremark merger is consummated. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information, including the various terms and conditions of the tender offer. Subsequent to the closing of the CVS/Caremark merger, shareholders of CVS/Caremark will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that CVS/Caremark will be filing with the Securities and Exchange Commission from the Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from Morrow & Co., Inc., the information agent for the tender offer, toll free at 1 (800) 245-1502 when these documents become available. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call Morrow & Co., Inc., the information agent for the tender offer, toll free at 1 (800) 245-1502.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

A Registration Statement on Form S-4, containing a joint proxy statement and prospectus relating to the proposed merger of Caremark and CVS, was declared effective by the Securities and Exchange Commission on January 19, 2007. CVS and Caremark urge investors and shareholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and shareholders may obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the shareholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of shareholders, which was filed with the SEC on March 24, 2006 and in the joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of shareholders, which was filed with the SEC on April 7, 2006 and in the joint proxy statement/prospectus referred to above.